

RECEIVED

2006 DEC 21 A 5:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

6th December, 2006.

Attn: Filing Desk - Stop 1-4



06019441

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th December 2006, I enclose one copy of the following item that the Company has issued to the Regulatory News Service:

(a) an announcement dated 6th December 2006, confirming that the Credit Suisse companies had increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 1st December 2006, held 26,218,146 shares, being 3.28% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
DEC 22 2006
THOMSON FINANCIAL

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



VIA PR NEWSWIRE DISCLOSE

ER 06/108

Regulatory News Service

6th December, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Credit Suisse Securities (Europe) Ltd, in a letter dated and received by fax after the close of business on 5th December 2006, that the Credit Suisse companies had increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 1st December 2006, held 26,218,146 shares, being 3.28% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231